NEWS RELEASE

Trading Symbol:    TSX-V: NUAG

OTCQX: NUPMF

DISCOVERY DRILL HOLE INTERCEPTS 72.4 METRE MINERALIZATION GRADING 279 GRAMS PER TONNE

SILVER, INCLUDING 33 METRE MINERALIZATION GRADING 517 GRAMS PER TONNE SILVER

AT THE SNAKE HOLE PROSPECT, SILVER SAND PROJECT

Vancouver, British Columbia – January 13, 2020 – New Pacific Metals Corp. (TSX-V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) is pleased to announce the assay results of the first 19 holes of the initial 24 hole, 6,000 metres, exploration drill program at the Snake Hole prospect, Silver Sand Project, Bolivia. Snake Hole is one of nine high priority silver targets identified by the Company and is located approximately 600 metres east of the core area of the Silver Sand Project. Fifteen of the nineteen drillholes returned significant results defining structurally controlled, sandstone-hosted, silver mineralization similar to the main Silver Sand area. Drill highlights are as follows:

• DSS5218 - 72.44m @ 279g/t Ag from 60.5m to 132.94m including 32.96m @ 517g/t Ag from 84.95m to 117.9m;

• DSS525020 - 38.4m @ 143g/t Ag from 29.9m to 68.3m including 6.2m @ 749g/t Ag from 36.8m to 43.0m; and

• DSS5217 - 11.12m @ 761g/t Ag from 149.48m to 160.

Details of drill intercepts are provided in Table-1, and drill location, azimuth and dip of holes provided in Table-2.

SNAKE HOLE

The prospect consists of artisanal underground workings on structures that trend NNW-SSE. The workings and associated surface mine dumps were started in the Spanish colonial era and have continued sporadically to recent times. The workings are developed in altered (bleached) quartz sandstones and are traceable over more than 1,000 metres strike length with widths varying from a few metres up to 100 metres extent. Geochemical sampling of the workings and mine dumps returned encouraging results typically ranging from 100g/t Ag to 300g/t Ag.

Surface mapping suggests that the mineralized fracture zone remains open to north where it potentially trends undercover towards the Company’s Jisas prospect located approximately two kilometres to the northwest.

EXPLORATION DRILLING

Exploration drilling commenced in late August 2019 and a total of 24 drill holes were completed by December for approximately 6,000 metres. The drill holes are predominantly oriented north 60 degrees east with dips varying from 45 degrees to 80 degrees. This initial campaign has provided a drill test of circa 750 metres of the structural zone with the results released covering approximately 400 metres of the southern portion of the Snake Hole structural trend as currently defined.

The majority of the drill holes have intersected silver mineralization as characterized by coarse grains of sulfosalts (freibergite) in fractures of bleached sandstones with associated disseminated pyrite. Grade and thickness of mineralization increases to the north. Results from the five remaining holes which test the northern portion of the trend are pending and will be released upon receipt.

QUALITY ASSURANCE AND QUALITY CONTROL

HQ-size drill core samples from altered and mineralized intervals were split into halves by diamond saw, with an average sample length of between one to one and half metres at the Company’s core processing facility located in Betanzos, a small town located 20 kilometres from the project site. Half core samples are stored in a secure core storage facility in Betanzos for future reference, and the other half core samples are shipped in securely sealed bags to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver over limits are analyzed by gravimetric analysis (ALS code of GRA21).

A standard quality assurance and quality control (“QAQC”) protocol was employed to monitor the quality of sample preparation and analysis. Standards of certified reference materials and blanks were inserted in normal core sample sequences prior to shipment to lab at a ratio of 20:1 (i.e., every 20 samples contain at least one standard sample and one blank sample). Duplicate samples of pulp rejects at a ratio of 20:1 will be sent to a second internationally accredited lab for check analysis. The assay results of QAQC samples of standards and blanks did not show any significant bias of analysis or contamination during sample preparation.

Technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43-101.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada.

For further information, contact:

New Pacific Metals Corp.

Gordon Neal

President

Phone: (604) 633-1368
Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward- looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

	Table 1 – Composited Drill Intersections of Mineralization

Hole_id	Section			Mineralized Intervals
		From (m)	To (m)	Length (m)	Ag_g/t	Pb_%	Zn_% note

DSS5015	50	126.76	132.21	5.45	67	0.05	0.05
DSS505016	5050	110.75	132.95	22.20	38	0.09	0.09
	incl.	110.75	112.15	1.40	311	0.09	0.06
DSS505017	5050	No Significant Results
DSS5216	52	59.68	60.75	1.07	116	0.01	0.00
		100.62	101.77	1.15	109	0.03	0.01
		130.70	133.00	2.30	41	0.09	1.06
DSS5217	52	149.48	160.60	11.12	761	0.20	0.05
DSS5218	52	60.50	132.94	72.44	279	0.06	0.04
	incl.	84.95	117.91	32.96	517	0.10	0.06
DSS5219	52	No Significant Results
DSS5221	52	No Significant Results
DSS525020	5250	29.90	68.30	38.40	143	0.03	0.01
	incl.	36.80	43.00	6.20	749	0.09	0.03
		104.00	133.82	29.82	49	0.06	0.06
DSS5419	54	35.30	36.77	1.47	212	0.07	0.00
		114.84	116.00	1.16	122	0.03	0.56
		125.47	126.97	1.50	405	0.24	0.31
DSS5420	54	30.28	32.75	2.47	37	0.00	0.00
DSS545012	5450	47.86	54.93	7.07	233	0.03	0.00
DSS5609	56	110.30	116.13	5.83	50	0.01	0.00
		130.80	134.00	3.20	158	0.06	0.01
DSS565004	5650	42.28	44.50	2.22	313	0.08	0.00
		104.12	113.50	9.38	35	0.00	0.00
DSS5809	58	No Significant Results
DSS5810	58	17.50	21.00	3.50	74	0.01	0.01
DSS5811	58	11.70	21.00	9.30	30	0.06	0.00
DSS5812	58	27.04	28.33	1.29	134	0.08	0.00
		108.38	119.00	10.62	62	0.00	0.00	1.65m mined out
DSS5813	58	57.87	59.10	1.23	92	0.04	0.01
Notes:	g/t = grams per metric tonne.

Notes:                   g/t = grams per metric tonne.

The table above is intended to show highlights of the drilling program only. The intercepts shown are a weighted average of the sample lengths and grades of all of the samples within that intercept and may include some samples with grades less than 30 g/t silver.

Intersections may contain samples less than 30 g/t silver between higher grade subintervals.

Intervals are drill core length in meters. True width of mineralization zones is unknown at this point but estimated from 50% to 80% of drill intervals based on current understanding of mineralized structures.

	Table 2– Location, Azimuth and Dip of Drill Holes
Hole_id	Easting	Northing	Elevation	Depth (m)	Azimuth (°)	Dip (°)
DSS5015	235,531.80	7,857,081.46	3,814.70	292.25	60	-45
DSS505016	235,564.09	7,857,039.71	3,805.84	287.30	60	-45
DSS505017	235,562.28	7,857,038.76	3,805.82	224.70	60	-80
DSS5216	235,594.50	7,857,002.24	3,797.39	263.30	60	-45
DSS5217	235,592.52	7,857,001.39	3,797.46	287.70	60	-80
DSS5218	235,592.95	7,857,001.73	3,797.49	230.60	60	-64
DSS5219	235,593.55	7,857,002.16	3,797.55	224.70	240	-80
DSS5221	235,593.08	7,857,001.84	3,797.60	251.6	240	-65
DSS525020	235,613.00	7,856,960.05	3,795.01	260.30	60	-45
DSS5419	235,634.12	7,856,915.86	3,792.87	248.30	60	-45
DSS5420	235,631.59	7,856,912.69	3,792.83	254.10	240	-40
DSS545012	235,654.97	7,856,865.25	3,794.96	236.30	65	-45
DSS5609	235,678.73	7,856,819.46	3,796.09	197.30	60	-45
DSS565004	235,707.19	7,856,777.10	3,801.70	206.30	60	-50
DSS5809	235,840.47	7,856,810.03	3,715.87	200.10	240	-40
DSS5810	235,840.45	7,856,811.46	3,715.71	116.10	195	-40
DSS5811	235,839.48	7,856,811.93	3,715.72	164.10	285	-40
DSS5812	235,734.31	7,856,735.69	3,809.59	236.30	60	-52
DSS5813	235,730.69	7,856,733.81	3,809.74	260.10	240	-40

Notes:	coordinate system is WGS84, UTM20 South